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Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiaries		Jurisdiction of Incorporation
1.	Sweet Factory Group, Inc.*	Delaware
2.	Sweet Factory, Inc.*	Delaware
3.	SF Properties, Inc.*	Delaware
4.	SF Candy Company*	Delaware
5.	Laura Secord Holdings Corp.	Delaware
6.	Archibald Candy (Canada) Corporation	Canada

        * Dissolved as of October 29, 2002

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  Exhibit 21.1
SUBSIDIARIES OF THE COMPANY